Management's Report to the Shareholders

The accompanying consolidated financial statements, management's discussion and analysis and all information in the Annual Report have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.  The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgements.  Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements and management's discussion and analysis within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial system.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded; that only valid and authorized transactions are executed; and that accurate, timely and comprehensive financial information is prepared.

The Company's Audit Committee is appointed annually by the Board of Directors and is comprised of Directors, all of whom are neither employees nor officers of the Company.  The Audit Committee meets with management as well as with external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements, the independent auditors' report and the management's discussion and analysis.  The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements and management discussion and analysis for presentation to the shareholders.  The external auditors have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by Deloitte & Touche LLP.  Their report outlines the nature of their audits and expresses their opinion on the consolidated financial statements of the Company.

(signed) E. M. Siegel, Jr.	(signed) Brian R. Hedges

President and Chief Executive Officer	Executive Vice President and
Chief Financial Officer

Report of Independent Chartered Accountants

To the Shareholders of Russel Metals Inc.

We have audited the consolidated balance sheets of Russel Metals Inc. as at December 31, 2004 and 2003 and the consolidated statements of earnings and retained earnings and of cash flows for each of the years in the three-year period ended December 31, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly we express no such opinion.

(signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants

Toronto, Ontario
February 4, 2005

COMMENTS BY AUDITORS ON CANADA -- U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in Note 2 to the financial statements.  Our report to the Shareholders, dated February 4, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants

Toronto, Ontario
February 4, 2005

Consolidated Balance Sheets

At December 31 ($000)	2004	2003

ASSETS
Current
Cash	$ 634	$ 19,008
Accounts receivable	360,696	248,904
Inventories	553,915	303,048
Prepaid expenses and other assets	7,069	5,028
Income taxes recoverable	5,996	5,912
Discontinued operations (Note 3d)	9,483	1,107

	937,793	583,007

Property, Plant and Equipment (Note 5)	180,655	184,929
Assets Held for Sale (Note 3d)	6,291	1,622
Deferred Financing Charges (Note 7)	8,357	3,547
Goodwill (Note 3)	9,205	4,216
Future Income Tax Assets (Note 9)	1,614	10,458
Other Assets	2,566	2,840

	$ 1,146,481	$ 790,619

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness (Note 6)	$ 33,242	$ 78,093
Accounts payable and accrued liabilities	348,166	217,173
Income taxes payable	60,049	11,729
Discontinued operations (Note 3d)	9,403	2,729

	450,860	309,724

Other Accrued Liabilities (Note 11)	11,440	-
Long-Term Debt (Note 7)	210,630	179,402
Pensions and Benefits (Note 13)	10,146	11,542
Future Income Tax Liabilities (Note 9)	6,831	6,109

	689,907	506,777

Contingencies, Guarantees and Commitments (Note 14)
Shareholders' Equity
Preferred shares (Note 10)	-	30,000
Shareholders' equity (Note 10)	456,574	253,842

	456,574	283,842

	$ 1,146,481	$ 790,619

ON BEHALF OF THE BOARD,

(signed) C.R. Fiora	(signed) R. Hartog

Director	Director

Consolidated Statements of Earnings and Retained Earnings

For the Years Ended December 31
($000 except per share data)	2004	2003	2002

Revenues	$ 2,418,624	$ 1,506,983	$ 1,403,275
Cost of sales and operating expenses	2,095,076	1,446,023	1,332,864

Earnings before the following	323,548	60,960	70,411
Restructuring costs (Note 3b)	3,632	3,583	2,749
Debt restructuring costs (Notes 6 and 7)	13,718	-	-
Foreign exchange gain (Note 11d)	-	(348)	(261)
Goodwill impairment (Note 3c)	-	2,410	-
Interest expense -- net (Note 8)	20,024	22,723	20,324

Earnings before income taxes	286,174	32,592	47,599
Provision for income taxes (Note 9)	(105,405)	(13,333)	(18,363)

Earnings from continuing operations	180,769	19,259	29,236
Loss from discontinued operations (Note 3d)	(2,923)	(760)	-

Net earnings for the year	177,846	18,499	29,236

Retained Earnings ---

Dividends on preferred shares	(611)	(2,250)	(2,250)

Earnings available to common shareholders	177,235	16,249	26,986

Dividends on common shares	(25,004)	(11,605)	(6,466)
Retained earnings, beginning of the year	110,502	105,858	100,461
Goodwill impairment (Note 2)	-	-	(15,123)

Retained earnings, end of the year (Note 10)	$ 262,733	$ 110,502	$ 105,858

Basic earnings per common share
-- continuing operations	$ 3.70	$ 0.42	$ 0.71

Basic earnings per common share	$ 3.64	$ 0.41	$ 0.71

Diluted earnings per common share
-- continuing operations	$ 3.62	$ 0.42	$ 0.68

Diluted earnings per common share	$ 3.56	$ 0.39	$ 0.68

Consolidated Cash Flow Statements

For the Years Ended December 31 ($000)	2004	2003	2002

Operating activities
Earnings from continuing operations	$ 180,769	$ 19,259	$ 29,236
Depreciation and amortization	18,608	16,335	15,192
Future income taxes	5,021	(426)	8,708
Loss (gain) on sale of fixed assets	264	(89)	26
Restructuring costs	2,051	3,162	2,749
Debt restructuring costs	3,071	-	-
Stock-based compensation	924	217	-
Goodwill impairment	-	2,410	-
Foreign exchange gain	-	-	(261)

Cash from operating activities before working capital	210,708	40,868	55,650

Changes in non-cash working capital items
Accounts receivable	(122,814)	18,193	(210)
Inventories	(260,898)	91,439	(55,841)
Accounts payable and accrued liabilities	128,353	(12,669)	23,926
Current income taxes	54,711	11,681	3,919
Other	(2,075)	2,571	(923)

Change in non-cash working capital	(202,723)	111,215	(29,129)

Cash from operating activities	7,985	152,083	26,521

Financing activities
(Decrease) increase in bank borrowing	(44,851)	56,952	21,141
Repurchase of long-term debt	(184,715)	-	-
Issuance of long-term debt	235,200	-	-
Issue of common shares (Note 10)	54,439	5,663	253
Redemption of preferred shares	(30,000)	-	-
Repayment of debt assumed	-	(99,262)	-
Dividends on common shares	(25,004)	(11,605)	(6,466)
Dividends on preferred shares	(611)	(2,250)	(2,250)
Deferred financing costs	(9,117)	(77)	(14)

Cash from (used in) financing activities	(4,659)	(50,579)	12,664

Investing activities
Purchase of fixed assets	(25,394)	(34,879)	(12,768)
Proceeds on sale of fixed assets	849	1,804	2,328
Proceeds from sale of business and assets held for
sale (Notes 3 and 4)	3,675	-	-
Purchase of businesses (Note 3)	-	(70,359)	(21,406)
Other	305	(4,628)	578

Cash used in investing activities	(20,565)	(108,062)	(31,268)

Discontinued operations
Operating activities	(1,484)	(593)	-
Investing activities	349	1,091	-

Cash from (used in) discontinued operations	(1,135)	498	-

Increase (decrease) in cash	(18,374)	(6,060)	7,917
Cash, beginning of the year	19,008	25,068	17,151

Cash, end of the year	$ 634	$ 19,008	$ 25,068

Notes to the Consolidated Financial Statements

1.      Summary of Significant Accounting Policies

a)       Principles of consolidation

The consolidated financial statements include the accounts of Russel Metals Inc. and its subsidiary companies herein referred to as the Company.  The reporting currency is Canadian dollars unless otherwise noted.  All material inter-company balances, transactions and profits have been eliminated.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Material differences from accounting principles generally accepted in the U.S. are disclosed in Note 15.

The revenue and results of operations of Poutrelles Delta have been reclassified to reflect the classification of this operation as discontinued (Note 3).

b)       Inventories

Inventories are recorded at the lower of cost and net realizable value.  Cost is determined on either an average cost basis or an actual cost basis depending on the business unit.

c)       Property, plant, equipment and depreciation

Property, plant, equipment and leasehold improvements are recorded at cost.  Depreciation is provided on a straight-line basis at rates that charge the original cost of such assets to operations over their estimated useful lives.  The rates used are 20 to 40 years for buildings, 10 years for machinery and equipment, 2 to 5 years for computer equipment and over the lease term for leasehold improvements.  Depreciation expense was $17,337,000 in 2004 (2003: $15,145,000; 2002: $13,973,000).

d)       Deferred financing charges and amortization

Costs incurred that relate to financing are deferred and amortized over the period of the related financing.  Deferred financing charges are recorded at cost less accumulated amortization.  Amortization of deferred financing charges was $1,271,000 in 2004 (2003: $1,190,000; 2002: $1,219,000).

e)       Goodwill and amortization

Goodwill represents the excess purchase price paid on acquisitions over the value assigned to identifiable net assets acquired.  Goodwill is not amortized but is subject to an impairment test performed at least annually (see Note 3).

f)       Pensions

The cost of pension benefits earned by employees covered under defined benefit plans is determined using the projected benefit method prorated on service and is charged to expense as services are rendered.  Aggregate gains and losses and past service costs are amortized on a straight-line basis over the estimated average remaining service lives of the employee groups, using the corridor approach.  The cost of post-retirement benefits other than pensions is recognized on an accrual basis over the working lives of employees.

g)       Income taxes

The Company uses the liability method of income tax allocation.  Under this method, future tax assets and liabilities are determined based on differences between the financial accounting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

h)       Foreign currency translation

The accounts of self-sustaining foreign subsidiaries are translated into Canadian dollars at the noon spot rates in effect at the balance sheet date.  For 2004, the U.S. dollar published exchange rate was 1.2036 (2003: 1.2924).  Revenues and expenses are translated at the average rate of exchange for the year.  For 2004, the U.S. dollar published average exchange rate was 1.3013 (2003: 1.4010; 2002: 1.5703).  The resulting gains or losses are included in the cumulative translation adjustment line.

Exchange gains or losses on long-term debt denominated in foreign currencies not designated as a hedge are expensed as incurred (see Note 11).  Exchange gains or losses on the translation of long-term debt denominated in a foreign currency designated as a hedge of the Company's net investment in foreign subsidiaries are included in the cumulative translation adjustment line of shareholders' equity.

i)       Earnings per share

Basic earnings per common share are calculated using the weighted daily average number of common shares outstanding.  The weighted average number of common shares for 2004 was 48,671,915 (2003: 40,021,479; 2002: 38,024,034).

j)       Stock-based compensation

Effective January 1, 2003, the Company adopted the fair value method of accounting for stock-based payments.  Prior to 2003, the Company had chosen to account for the employee stock-based compensation plans using the intrinsic value-based method.   Pro forma net income and earnings per share have been provided as if the fair value-based accounting method had been used since January 1, 2001 (Note 10).

k)       Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, selling price is fixed and collection is reasonably assured.  Revenue on certain sales in the energy segment, where the Company acts as an agent, is presented on a net basis.

l)       Derivative financial instruments

The Company uses foreign exchange contracts to manage foreign exchange risk on certain committed cash outflows, primarily inventory purchases.  Gains and losses are recognized through income in the same period or manner as the hedged item.  Realized and unrealized foreign exchange gains and losses not designated as a hedge are included in income.  Derivatives are not entered into for speculative purposes and the use of derivative contracts is governed by documented risk management policies.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions.  This process includes linking all derivatives to specific firm commitments or forecasted transactions.  The Company assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of hedged items.

m)       Cash

Cash includes short-term investments with a maturity of less than 30 days.

n)       Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  In particular, inventories, accounts receivable, asset retirement obligations, fair values, other contingencies, and assigned values on net assets acquired represent management's best estimates.  Actual results could differ from these estimates.

2.      Change in Accounting Policies

a)     Effective January 1, 2004, the Company adopted the new accounting guideline, AcG-13, Hedging Relationships, which establishes certain conditions for when hedge accounting may be applied.  The guideline sets out the requirements for the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.  The Company has applied this standard to the fixed for fixed cross currency swaps entered into on February 20, 2004, in order to hedge the last US$100 million of its US$175 million U.S. Senior Note (see Note 7).  In addition, this standard has been applied to the Company’s other hedging relationships, namely foreign exchange contracts used to manage certain committed cash flows and the hedge of the net investment in U.S. subsidiaries.

b)     Effective January 1, 2004, the Company adopted the new CICA Handbook section 3110, Asset Retirement Obligations.  This standard establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs.  The Company has certain significant asset retirement obligations relating to its land lease for its Thunder Bay Terminal operations.  The landlord has the option to retain the facilities or to require the Company to remove them.  In addition, the Company has certain end of lease obligations in six of its service center operations.  The probability-weighted discounted asset retirement obligation was $106,000 and the probability-weighted undiscounted asset retirement obligation was $239,000, both at December 31, 2004.

c)     Effective January 1, 2004, the Company prospectively adopted the new CICA Handbook section 1100, Generally Accepted Accounting Principles (GAAP).  This standard establishes what constitutes Canadian generally accepted accounting standards and provides guidance on the GAAP hierarchy.  The adoption of this standard did not have a material effect on the Company's results of operations, financial position or cash flows.

d)     Effective October 1, 2004, the Company prospectively adopted the new accounting guideline AcG-15, Variable Interest Entities.  The adoption of this standard did not have a material effect on the Company’s results of operations, financial position or cash flows.

e)     In the fourth quarter of 2003, the Company prospectively adopted, effective January 1, 2003,  the fair value method of accounting for employee stock-based payments issued after that date.  The impact of the adoption of this standard for the year ended December 31, 2004 resulted in additional compensation expense of $924,000 (2003:  $217,000).  For options issued prior to January 1, 2003, the Company had chosen to account for the employee stock-based compensation plans using the intrinsic value-based method as allowed by the Canadian standard adopted on January 1, 2001.  As required by the transitional provisions of the standard, pro forma net income and earnings per share information has been provided as if the fair value-based accounting method had been used since January 1, 2001 for options issued prior to January 1, 2003 (see Note 10).

f)     Effective May 1, 2003, the Company adopted the new accounting standard for the Disposal of Long-Lived Assets and Discontinued Operations.  This standard, along with emerging issues abstracts EIC-134 Accounting for Severance and Termination Benefits and EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) have been applied to the restructuring as a result of the Acier Leroux inc. acquisition (see Note 3).

g)      In 2003, the Company also adopted the new standard on financial statement presentation and new accounting guideline on disclosure of guarantees.  The implementation of these standards did not have a material effect on the Company's results of operations, financial position or cash flows.

h)      Effective January 1, 2002, the Company adopted the provisions of the Canadian accounting standard for goodwill and other intangibles.  Under this standard, goodwill is no longer amortized but is subject to an impairment test at least annually.  As required by the standard, the Company has performed a transitional goodwill impairment evaluation based on discounted cash flows in each reporting unit as at January 1, 2002.  The transitional impairment loss of $15,123,000 as a result of this evaluation was charged to retained earnings at January 1, 2002.

3.     Business Acquisitions

a)     Acquisitions

On July 3, 2003, the Company purchased 99.52% of the issued and outstanding Class A shares, 97.53% of the issued and outstanding Class B shares, 86.61% of the outstanding 8% convertible unsecured subordinated debentures and 87.2% of the outstanding 7.25% convertible unsecured subordinated debentures of Acier Leroux inc.  Acier Leroux is a service center operation with Canadian locations in Ontario, Quebec and the Atlantic provinces.  The Company issued 3,546,874 shares and paid $48,947,000 in cash in consideration for the shares and $16,684,000 in cash in consideration for the tendered debentures.  In addition the Company entered into an arrangement with the former Chairman and Chief Executive Officer of Acier Leroux requiring payments over a three-year period in the amount of $1,350,000, which was accrued as a transaction cost.

On August 19, 2003, the Company, under the provisions of the Companies Act (Quebec) acquired the remaining shares of Acier Leroux for $1,190,000 in cash.  On August 27, 2003, Acier Leroux redeemed the debentures not acquired in the offer.

The final net assets acquired, at assigned values, are as follows:

($000)

Accounts receivable	$ 74,572
Inventories	82,880
Fixed assets	60,180
Other assets	2,122
Goodwill	7,815

Total assets -- continuing operations	227,569
Accounts payable and accrued liabilities	(47,127)
Accrued pension and benefit liability	(1,380)
Future income taxes	11,057

Net identifiable assets -- continuing operations	190,119
Discontinued operations	7,481
Debt assumed, net of cash of $2.7 million	(123,956)

Net assets acquired	$ 73,644

Consideration:
Cash	$ 50,137
Russel Metals common shares	19,969
Transaction costs, net of taxes	3,538

$ 73,644

Effective September 9, 2002, the Company purchased substantially all of the assets of the Milwaukee, Wisconsin service center operation formerly known as Williams Steel for $17.0 million in cash.  This acquisition was intended to strengthen the existing Bahcall operations in Wisconsin and led to the restructuring of these operations.  Costs associated with the restructuring of the Williams Steel location of $0.2 million were included in goodwill.

Effective March 1, 2002, the Company purchased the operations and the fixed assets of Arrow Steel Processors, a coil processor of customer owned material located in Texas for $4.4 million cash.

Effective September 1, 2000, the Company purchased Triumph Tubular & Supply Ltd., a Calgary, Alberta, distributor of oil country tubular goods.  Additional amounts under an earnout based on results may be paid over five years and would be incremental to goodwill.  The additional amount related to 2004 is $1.4 million (2003: $nil; 2002: $nil).  There are no additional amounts to be paid under the earnout arrangement.

These acquisitions have been accounted for using the purchase method and their results of operations have been consolidated since their respective acquisition dates.

The 2004 goodwill relating to Triumph Tubular & Supply Ltd. has been allocated to the energy tubular products segment.  The remaining goodwill for 2004 and 2003 has been allocated to the metals service centers segment.  The tax-deductible portion of goodwill is $nil (2003:  $nil; 2002: $2.7 million).

The continuity of the carrying value of the goodwill is as follows:

($000)

Balance December 31, 2002	$ 2,709
Foreign exchange	(299)
Goodwill impairment	(2,410)
Preliminary Acier Leroux	4,216

Balance December 31, 2003	4,216
Change in allocation of the purchase
price of Acier Leroux	3,599
Triumph Tubular earnout	1,390

Balance December 31, 2004	$ 9,205

The significant changes in the allocation of the purchase price of Acier Leroux were to decrease fixed assets by $0.5 million and to increase accounts payable by $2.3 million to provide for estimated expenditures.

b)      Restructuring

Restructuring of the Company's operations as a result of acquisitions is charged to income as incurred.  Restructuring relating to the acquired operation is included in the net assets acquired.

Restructuring, relating to the service center segment, is charged to income as follows:

	2004	2003	2002

Acier Leroux acquisition	$ 3,695	$ 3,583	$ -
Williams Steel acquisition	231	-	3,141
A.J. Forsyth acquisition	(294)	-	(392)

Restructuring costs	$ 3,632	$ 3,583	$ 2,749

In 2003, a restructuring charge of $3.6 million was recorded as a result of the severance, employee benefits and termination costs related to the closure of the Russel Metals' operations as a result of the acquisition of Acier Leroux.  These costs primarily relate to the closure of the Russel Metals' Lachine, Quebec location.  Operations ceased at Lachine on December 31, 2003, and the vacant property along with the vacant Dartmouth property acquired in the Leroux acquisition were classified as an Asset Held for Sale in the first quarter of 2004.  During 2004, the Company sold its Dartmouth property for the assigned value of $2.2 million.  In 2004, the Company incurred a restructuring charge of $3.7 million related to the restructuring of the Russel Metals' locations as a result of the Acier Leroux acquisition.  These costs primarily relate to the restructuring of the Ontario region and the on-going costs associated with the Lachine property.  The Leroux restructuring is expected to be complete upon the sale of the Lachine property.

The continuity of the Leroux restructuring provision is as follows:

	Special	Contractual
	Termination	Termination
	Benefits	Costs	Other	Total

Restructuring expensed in 2003	$ 327	$ 2,507	$ 749	$ 3,583
Cash payments	(99)	(105)	(217)	(421)

Balance December 31, 2003	228	2,402	532	3,162
Restructuring expensed in 2004	-	783	2,912	3,695
Cash payments	(198)	(1,516)	(861)	(2,575)
Non-cash changes to the provision	(30)	(1,169)	(2,583)	(3,782)

Balance December 31, 2004	$ -	$ 500	$ -	$ 500

Non-cash changes to the provision relate to the write down of fixed assets and changes in accrued employee benefit obligations.

In 2002, costs of restructuring the Bahcall locations as a result of the Williams Steel purchase, including the closure of the Waukeshau location and employee terminations of $3.1 million were expensed to income as a provision for restructuring.  In addition, costs previously provided for the restructuring of A.J. Forsyth not required of $0.4 million were taken into income.  In 2004, restructuring of $0.5 million (2003:  $3.1 million) was charged to these provisions.  The unutilized balance of $0.3 million relating to A.J. Forsyth and additional restructuring relating to Bahcall of $0.2 million were expensed in 2004.  The restructuring of these operations as a result of acquisitions has been completed.

c)      Goodwill Impairment

The Company completed its annual goodwill impairment test during the fourth quarter of 2004, resulting in no impairment charge.

In the fourth quarter of 2003, this evaluation concluded that the fair value associated with the service center segment's Williams Bahcall operation due to continuing operating losses could not support the carrying value of the goodwill and accordingly the Company recorded a goodwill impairment charge of $2.4 million

d)     Discontinued Operations

As part of the acquisition of Acier Leroux, the Company adopted a formal plan to dispose of their U.S. operations.  At December 31, 2004, all of these operations have been divested.   The revenue generated by these operations prior to sale was $3.4 million (2003:  $3.3 million) and pre-tax profits were $0.3 million (2003:  $0.8 million loss).

On December 23, 2004, the Company received an offer pursuant to the Shareholders Agreement whereby the minority shareholders would purchase the Company's holdings of Poutrelles Delta Inc.  Consequently, the Company has classified Poutrelles Delta as discontinued and recorded a loss to fair value of $0.6 million.  The revenue and results of operations for Poutrelles Delta for the current and prior periods has been reclassified as discontinued.  The revenue generated by this operation for 2004 was $25.9 million (2003:  $10.1 million) and pre-tax profits were $0.6 million (2003:  $nil).  At December 31, 2004, Poutrelles Delta had certain forward contracts in the amount of US$2 million, whose fair value approximates the contract value.

During the year ended December 31, 2004, the Company incurred an additional charge of $3.2 million, net of tax, relating to long-term lease obligations and other environmental cleanup costs for operations classified as discontinued in 1995.

Basic and fully diluted loss per share from discontinued operations was $0.06 (2003:  $0.02).

4.     Divestitures

In 2004, the Company disposed of two operations acquired with the Acier Leroux acquisition.

On May 14, 2004, the company sold the inventory and certain fixed assets of the Dollard Steel operation for book value of $1.5 million.

On July 30, 2004, the Company sold the inventory and fixed assets of its Plattsburgh, New York, operation for the assigned value of US$360,000.  This operation was previously classified as discontinued.

5.     Property, Plant and Equipment

($000)	2004		2003

Cost

		Net

Cost

				Net
Land and buildings	$ 134,861	$ 101,497	$ 139,850	$ 106,460
Machinery and equipment	184,833	69,668	179,548	68,140
Leasehold improvements	24,547	9,490	25,454	10,329

	$ 344,241	$ 180,655	$ 344,852	$ 184,929

6.     Revolving Credit Facilities

On October 29, 2004, the Company entered into a new credit facility with a syndicate of banks, which provides a line of credit to a maximum of $200 million, including letters of credit.  This three-year facility provides for annual extensions.  Borrowings under this facility are restricted by certain financial covenants with which the Company was in compliance at December 31, 2004.  The obligations of the Company under this Agreement are secured by a pledge of trade accounts receivable and inventories of a significant portion of the Company's operations.  At December 31, 2004, the Company had borrowings of $13.0 million (2003: $79.0 million) and letters of credit of $35.1 million (2003: $25.8 million) under this facility.  Deferred charges relating to the previous bank facility of $0.5 million were charged to income.

In addition, certain U.S. subsidiaries of the Company have their own credit facility.  The maximum borrowing under this facility is US $45.0 million.  At December 31, 2004, these subsidiaries had US$nil borrowings (2003: US $nil) and letters of credit of US $14.6 million (2003: US $9.4 million) under this facility.

7.     Long-Term Debt

The components of long-term debt are as follows:

($000)	2004	2003

6.375% US$175 million Senior Notes
due March 1, 2014	$ 210,630	$ -
10% US $115.6 million Senior Notes
due June 1, 2009	-	149,402
8.0% Subordinated Debentures due June 15, 2006	-	30,000

	$ 210,630	$ 179,402

On February 20, 2004, the Company completed the issue of US$175 million of Senior Notes due March 1, 2014, bearing interest at 6.375%.  The proceeds of this issue were used to redeem US$95.5 million of the 10% Senior Notes due June 1, 2009, including a call premium, for 1.0725, the $30 million 8% Subordinated Debentures due June 15, 2006, and the $30 million Class II preferred shares during the first quarter of 2004.  The remaining US$20.l million of 10% Senior Notes were redeemed on June 1, 2004, including a call premium, for 1.05. The call premiums and deferred charges of $2.5 million relating to the redeemed debt were charged to income.

The US$175 million Senior Notes are redeemable, in whole or in part, at the option of the Company on or after March 1, 2009 at 103.188% of the principal amount declining rateably to 100% of the principal amount on or after March 1, 2012.  In addition, the notes are also redeemable, in whole, at the option of the Company at any time at 100% of the principal amount in the event of certain changes affecting Canadian withholding taxes.  The notes contain certain restrictions on the payment of common share dividends in excess of $0.08 per share per quarter.

On February 20, 2004, the Company entered into fixed for fixed cross currency swaps with major banks to manage the foreign currency exposure on the last US$100 million of the 6.375% Senior Notes.   On the swaps, the Company receives U.S. denominated interest at 6.375% on a notional US$100 million and pays Canadian dollar interest at 7.12% on a notional $131.8 million.  As part of the swaps, the Company exchanged US$100 million for $131.8 million on February 20, 2004 and will receive US$100 million for $131.8 million on March 1, 2014.  Both the swap counterparties and the Company have the right to early terminate the swaps in the first quarter of 2009.  On a monthly basis, the Senior Notes are recorded at month-end exchange rates and the difference between the swap rate of $1.3180 and the month-end rate is recorded separately as Other Assets or Accrued Liabilities.

8.     Interest expense

($000)	2004	2003	2002

Interest on long-term debt	$ 16,989	$18,839	$20,550
Other interest expense (income)	3,035	3,884	(226)

	$ 20,024	$22,723	$20,324

Total interest paid by the Company in 2004 was $20,071,000 (2003:  $21,746,000;  2002: $20,298,000).

9.     Income taxes

a)      The non-current future income tax balances consist of:

($000)	2004	2003

Future income tax assets
Tax benefits of loss carryforwards	$ 860	$ 8,820
Plant and equipment	(649)	198
Pensions and benefits	981	974
Other timing	2,644	3,294

Gross future income tax assets	3,836	13,286
Valuation allowance	(2,222)	(2,828)

Total future income tax assets	1,614	10,458

Future income tax liabilities
Plant and equipment	(5,137)	(6,650)
Pensions and benefits	2,399	2,608
Other timing	(2,250)	1,117
Unrealized foreign exchange charged to equity	(1,843)	(3,184)

Total future income tax liabilities	(6,831)	(6,109)

Net future income taxes	$ (5,217)	$ 4,349

b)     The Company's effective income tax rate is derived as follows:

	2004	2003	2002

Average combined statutory rate	36.0%	37.0%	39.0%
Statutory tax rate changes	-	2.8%	-
Large Corporation Tax	-	0.6%	0.5%
Rate difference of U.S. companies	0.9%	-	(1.1)%
Other	(0.1)%	0.5%	0.2%

Average effective tax rate	36.8%	40.9%	38.6%

c)     The details of the income tax provision are as follows:

($000)	2004	2003	2002

Current provision	$ 100,384	$ 13,759	$ 9,655
Future provision	5,021	(1,326)	8,708
Statutory rate adjustments	-	900	-

	$ 105,405	$ 13,333	$ 18,363

d)     Income taxes paid in 2004 were $47,311,000 (2003:  $7,777,000; 2002:  $5,942,000).

e)     The Company has Canadian net operating losses carried forward for tax purposes for which a valuation allowance has been recorded that expire as follows:

($000)	Year of Expiry

 Amount

	2006	$ 651
	2007	745
	2008	506
	2009	147
	2010	262
	2011	145

In addition, the Company has recorded a valuation allowance for timing differences of approximately $3.9 million (2003: $4.8 million).

10.     Shareholders' Equity

a)     The components of shareholders' equity are as follows:

($000)	2004	2003

Common shares	$ 203,090	$ 147,981
Retained earnings	262,733	110,502
Contributed surplus (relating to stock-based compensation)	446	192
Cumulative translation adjustment	(9,695)	(4,833)

	$ 456,574	$ 253,842

b)     At December 31, 2004, the authorized share capital of the Company consists of:

         (i)     an unlimited number of common shares without nominal or par value;

         (ii)    an unlimited number of Class I preferred shares without nominal or par value, issuable in series; and

         (iii)   an unlimited number of Class II preferred shares without nominal or par value, issuable in series.

The Directors have the authority to issue the Class I and Class II preferred shares in series and fix the designation, rights, privileges and conditions to be attached to each series, except the Class I shares shall be entitled to preference over the Class II shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

The Company's 1,200,000 cumulative, redeemable Class II preferred shares were redeemed on March 22, 2004 (Note 7).

c)     The number of common shares issued and outstanding at December 31 was as follows:

	Number of	Amount
	Shares	($000)

Balance, December 31, 2002	38,057,001	$ 122,324
Shares issues -- Acier Leroux acquisition	3,546,874	19,969
Stock options exercised	1,419,567	5,688
Shares cancelled	(100)	-

Balance December 31, 2003	43,023,342	$ 147,981
Common shares issued	5,750,000	49,240
Stock options exercised	1,114,317	5,869

Balance, December 31, 2004	49,887,659	$ 203,090

d)     The Company has a shareholder-approved share option plan, the purpose of which is to provide the Directors and employees of the Company and its subsidiaries with the opportunity to participate in the growth and development of the Company.  The number of common shares that may be issued under the share option plan is 4,500,000.  The options are exercisable on a cumulative basis to the extent of either 33 1/3% or 20% per year of total options granted, except that under certain specified conditions the options become exercisable immediately.  The consideration paid by employees for purchase of common shares is added to share capital.

The following is a continuity schedule of options outstanding:

Weighted Average

Number of Options

			Exercise Price
	2004		2004	2003

Balance, beginning of the year	2,031,133	2,682,100	$ 4.40	$ 3.94
Granted	888,500	795,000	9.15	5.22
Exercised	(1,114,317)	(1,419,567)	4.76	3.99
Expired and forfeited	(11,500)	(26,400)	4.03	4.30

Balance, end of the year	1,793,816	2,031,133	$ 6.52	$ 4.40

Exercisable	327,216	795,922	$ 5.45	$ 4.46

The outstanding options have an exercise price range as follows:

(number of options)	2004	2003

$9.15	776,050	-
$5.50 - $9.14	27,000	87,000
$4.50 - $5.49	567,766	952,133
$3.00 - $4.49	423,000	992,000

Options Outstanding	1,793,816	2,031,133

The options expire in the years 2005 to 2014 and have a weighted average remaining contractual life of 7.8 years (2003: 7.1 years).

On January 1, 2003, the Company adopted the fair value-based method of accounting for stock-based compensation.  Prior to January 1, 2003, the Company accounted for stock options using the intrinsic value-based method.

As required by the standard, disclosure of pro forma net earnings and earnings per share, as calculated under the fair value-based method adopted since January 1, 2001 is as follows:

($000 except per share data)	2004	2003	2002

Net earnings -- as reported	$ 177,846	$ 18,499	$ 29,236
Additional compensation expense	(340)	(496)	(764)

Net earnings	$ 177,506	$ 18,003	$ 28,472

Basic earnings per common share	$ 3.63	$ 0.39	$ 0.69
Diluted earnings per common share	$ 3.55	$ 0.38	$ 0.66

The Black Scholes option-pricing model assumptions used to compute compensation expense under the fair value-based method are as follows:

	2004	2003	2002

Dividend yield	5.0%	5.0%	5.0%
Expected volatility	28.5%	34.6%	39.6%
Expected life	7 yrs	7 yrs	7 yrs
Risk free rate of return	5.0%	5.0%	5.0%
Weighted average fair value of options granted	$ 1.89	$ 1.30	$ 1.09

e)     Diluted share amounts were computed as follows:

(number of shares)	2004	2003	2002

Weighted average shares outstanding	48,671,915	40,021,479	38,024,034
Shares assumed issued - options	1,114,227	1,981,324	1,948,942

Diluted weighted average shares outstanding	49,786,142	42,002,803	39,972,976

11.     Financial Instruments

a)     Fair value

The fair value of long-term debt as at December 31, 2004 and 2003 is estimated based on the last quoted trade price, where they exist, or on the current rates available to the Company for similar debt of the same remaining maturities.

($000)	2004	2003

Long-term debt
Carrying amount	$ 210,630	$ 179,402
Fair value	$ 212,736	$ 187,912

On February 20, 2004, the Company entered into fixed for fixed cross currency swaps with major banks (Note 7).  At December 31, 2004, the fair value of the liability of these swaps was $19.4 million.  The portion attributable to the change in foreign exchange of $11.4 million is recorded as an Other Accrued Liability.  At December 31, 2004, the Company had forward exchange contracts outstanding whose fair value approximates their contract value.

As at December 31, 2004 and 2003, the estimated fair value of other financial assets, liabilities and off balance sheet instruments, such as letters of credit, approximates their carrying values.

b)     Credit risk

The Company, in the normal course of business, is exposed to credit risk relating to accounts receivable from its customers.  This risk is mitigated by the fact that its customer base is geographically diverse and in different industries.  The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts and the fixed for fixed cross currency swaps.  The Company mitigates this risk by entering into forward contracts  and swaps with members of the credit facility syndicate.

c)     Interest rate risk

The Company is not exposed to significant interest rate risk.  The Company's long-term debt is at fixed rates.  The Company's bank debt that is used to finance working capital, which is short-term in nature, is at floating interest rates.

d)     Foreign exchange risk

The Company uses foreign exchange contracts with a maturities of less than a year to manage foreign exchange risk on certain future committed cash outflows.  As at December 31, 2004, the Company had outstanding forward foreign exchange contracts in the amounts of US $27.6 million, maturing in the first quarter of 2005 (2003: US$15.3 million and € 1.8 million).  The foreign exchange gain on U.S. denominated financial assets and liabilities included in 2004 operating earnings from continuing operations was $2.3 million (2003 gain: $881,000; 2002 loss: $560,000).

The Company has designated US$75 million of the Senior Notes as a hedge of its net investment in foreign subsidiaries.  In 2003, the Company designated US$69.4 million of its then senior notes and other U.S. borrowings as a hedge of its net investment in foreign subsidiaries. The exchange gains and losses on U.S. borrowings not designated as a hedge of its net investment or hedged by the fixed for fixed cross currency swaps are charged to income as incurred.  This resulted in no foreign exchange gain or loss recognized in income in 2004 (2003 gain: $348,000; 2002 gain: $261,000).

12.     Segmented Information

The Company conducts business primarily in three metals business segments.

         i)      Metals service centers

         The Company's network of metals service centers provides processing and distribution services on a broad line of metal products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminium.  The Company services all major geographic regions of Canada and certain regions in the Midwestern United States.

         ii)      Energy tubular products

         The Company's energy tubular products operations distribute oil country tubular products, line pipe, tubes, valves and fittings, primarily to the energy sector in Western Canada and the
         Western United States.

         iii)      Steel distributors

         The Company's steel distributors act as master distributors selling steel to customers in large volumes, mainly on an 'as is' basis.  The steel distributors source their steel domestically and off shore.

The Company has segmented its operations on the basis of management reporting and geographic segments in which it operates.

a)     Results by business segment:

($000)	2004	2003	2002

Segment Revenues
Metals service centers	$ 1,538,170	$ 912,671	$ 750,878
Energy tubular products	395,296	297,532	289,623
Steel distributors	471,205	283,579	348,055

	2,404,671	1,493,782	1,388,556
Other	13,953	13,201	14,719

	$ 2,418,624	$ 1,506,983	$ 1,403,275

Segment Operating Profits
Metals service centers	$ 209,850	$ 37,832	$ 31,516
Energy tubular products	47,200	13,764	13,612
Steel distributors	78,189	13,380	28,090

	335,239	64,976	73,218
Other income	4,565	4,002	5,732
Corporate expenses	(16,256)	(8,018)	(8,539)

	$ 323,548	$ 60,960	$ 70,411

Capital Expenditures
Metals service centers	$ 24,390	$ 33,466	$ 11,416
Energy tubular products	758	1,032	1,009
Steel distributors	71	77	202
Other	175	304	141

	$ 25,394	$ 34,879	$ 12,768

Depreciation Expense
Metals service centers	$ 14,828	$ 12,580	$ 11,549
Energy tubular products	1,108	1,126	1,010
Steel distributors	463	529	502
Other	938	910	912

	$ 17,337	$ 15,145	$ 13,973

Identifiable Assets
Metals service centers	$ 662,422	$ 501,433	$ 312,999
Energy tubular products	228,325	144,809	145,670
Steel distributors	192,383	71,436	162,776

Identifiable assets by segment	1,083,130	717,678	621,445

Assets not included in segments
Cash	634	19,008	25,068
Income tax assets	7,610	16,370	12,004
Deferred financing charges	8,357	3,547	4,962
Other assets	2,566	2,840	3,172
Corporate and other operating assets	44,184	31,176	28,943

Total assets	$ 1,146,481	$ 790,619	$ 695,594

b)     Results by geographic segment:

($000)	2004	2003	2002

Segment Revenues
Canada	$ 1,776,412	$ 1,127,799	$ 991,821
United States	628,259	365,983	396,735

	$ 2,404,671	$ 1,493,782	$ 1,388,556

Segment Operating Profits
Canada	$ 232,949	$ 55,713	$ 54,899
United States	102,290	9,263	18,319

	$ 335,239	$ 64,976	$ 73,218

Identifiable Assets
Canada	$ 903,019	$ 580,955	$ 439,910
United States	180,111	136,723	181,535

	$ 1,083,130	$ 717,678	$ 621,445

13.     Pensions and Benefits

The Company maintains defined benefit pension plans, post retirement benefit plans and defined contribution pension plans in Canada and 401(k) defined contribution pension plans in the United States.

The components of the Company's pension and benefit expense include the following:

($000)	2004	2003	2002

Defined benefit pension plans
Benefits earned during the year	$ 1,505	$ 1,538	$ 1,399
Interest cost on benefit obligation	4,166	3,825	3,639
Expected return on plan assets	(3,952)	(3,353)	(3,333)
Curtailment loss	81	225	-
Settlement loss	225	648	-
Other	334	170	208

	2,359	3,053	1,913
Post retirement benefits	12	112	390
Defined contribution plans
Paid during the year	808	794	834

	3,179	3,959	3,137
Related to discontinued operations	(426)	(462)	(475)

Pension and benefit expense	$ 2,753	$ 3,497	$ 2,662

The actuarial determinations were based on the following assumptions in each year:

	2004	2003	2002

Assumed discount rate -- year end	6.0%	6.5%	6.5%
Expected long-term rate of return on plan assets	7.0%	7.0%	7.0%
Rate of increase in future compensation	4.0%	4.0%	4.0%
Rate of increase in future government benefits	3.5%	3.5%	3.5%

The health care cost trend rates used were 5% for dental and 8% (2003: 9%; 2002: 9%) graded out for medical, which is reduced 1% per year until 5% and 5% thereafter.  A 1% change in trend rates would result in an increase in the accrued benefit obligation for post retirement benefits of $712,000 or a decrease of $637,000 and an increase in net periodic cost of $59,000 or a decrease of $49,000.

The following information pertains to the Company's defined benefit pension and other benefit plans, excluding those which are in the process of being wound up.

Pension Plans

Other Benefit Plans

($000)	2004	2003	2004	2003

Reconciliation of accrued benefit obligation
Balance, beginning of the year	$ 64,159	$ 54,808	$ 5,643	$ 5,828
Acquisition	-	5,603	-	-
Current service cost	1,505	1,538	8	48
Participant contribution	327	337	-	-
Interest cost	4,166	3,825	355	372
Benefits paid	(3,347)	(2,682)	(377)	(300)
Plan amendments	312	141	-	-
Corporate restructuring giving rise to:
Curtailment	81	225	(348)	(305)
Actuarial loss	7,053	364	1,109	-

Balance, end of the year	$ 74,256	$ 64,159	$ 6,390	$ 5,643

Reconciliation of fair value of plan assets
Balance, beginning of the year	$ 56,335	$ 45,825	$ -	$ -
Acquisition	-	4,223	-	-
Actual return of plan assets	3,156	6,310	-	-
Employer contributions	3,361	2,322	377	300
Employee contributions	327	337	-	-
Benefits paid	(3,347)	(2,682)	(377)	(300)

Balance, end of the year	$ 59,832	$ 56,335	$ -	$ -

Unamortized amounts
Funded status -- (deficit)	$ (14,424)	$ (7,824)	$ (6,390)	$ (5,643)
Unrecognized prior service cost	589	264	-	-
Unamortized net actuarial loss (gain)	9,439	2,134	640	(473)

Accrued benefit liability	$ (4,396)	$ (5,426)	$ (5,750)	$ (6,116)

As at December 31, 2004 and 2003, one of the Company's pension plans, included in the previous table, had a projected benefit obligation of $9.3 million (2003: $7.6 million), a fair value of plan assets of $9.5 million (2003: $9.2 million) and a surplus of $0.2 million (2003: $1.6 million).  The remaining plans have an unfunded obligation.  The closure of Lachine (see Note 3) resulted in a partial settlement and curtailment of one of the Company's plans.  The 2003 comparable figures have been reclassified to reflect the fact that the curtailment is expected to be paid subsequent to 2004.

In 2003, the Company acquired two pension plans as part of the Acier Leroux acquisition.  These plans had assets of $4.2 million and an accrued benefit obligation of $5.6 million as of the acquisition date.  The deficit in the plan of $1.4 million was included in the net assets acquired in the Leroux acquisition.

The other benefit plans represent obligations to retired employees of sold or closed businesses.  No active employees are entitled to retirement benefits.

($000)	2004	2003

Defined contribution plans
Fair value of plan assets
Canadian plans	$ 5,598	$ 5,588
401(k) U.S. plans	19,149	18,181

	$ 24,747	$ 23,769

The Company has a number of plans in the process of being wound up that relate to previously discontinued operations with no further benefit obligation.  The resolution of the surplus may result in sharing arrangements with employees of those operations.  The fair value of the plan assets and surplus at December 31, 2004 is $2.7 million (2003: $2.6 million).

As at December 31, 2004, approximately 45% of all pension plan assets were invested in equities, 31% in fixed income securities, and 24% in cash and cash equivalents.  The expected return on plan assets is based on historical returns on the Company's Master Trust.  Management endeavours to have an asset mix of approximately 55% in equities, 40% in fixed income securities and 5% in cash and cash equivalents.  The investment policy allows up to 30% in cash and cash equivalents.  The volatility of the markets has caused management to invest a correspondingly greater percentage of the pension plan assets in cash and cash equivalents.  The plan assets are not invested in either derivatives or real estate assets.

The expected annual benefits to be paid are as follows:

		Other
	Pension	Benefit
($000)	Plans	Plans	Total

2005	$ 5,155	$ 396	$ 5,551
2006	3,268	427	3,695
2007	3,498	457	3,955
2008	3,666	485	4,151
2009	3,841	509	4,350
2010-2014	22,842	2,954	25,796

The elements of defined benefit costs recognized in the year are as follows:

($000)	2004	2003

Service costs	$ 1,513	$ 1,586
Interest on accrued benefit obligation	4,521	4,197
Actual return on assets	(3,156)	(6,310)
Actuarial gains on accrued benefit obligation	5,277	364
Curtailment	(267)	(80)
Settlement	225	648
Prior service costs	312	141

Elements of future benefit costs	8,425	546
Adjustments to recognize the long-term
nature of employee benefit costs:
Expected -- actual return on assets	(796)	2,957
Actuarial gains recognized -- actual
accrued benefit obligation for year	(5,206)	(237)
Amortization of prior service cost	(52)	(101)

Defined benefit cost recognized	$ 2,371	$ 3,165

14.     Contingencies, Guarantees and Commitments

a)     The Company and certain of its subsidiaries have been named defendants in a number of legal actions. Although the outcome of these claims cannot be determined, management intends to defend all claims and has recorded provisions based on its best estimate of the potential losses.  In the opinion of management the resolution of these matters is not expected to have a materially adverse effect on the Company's financial position, cash flows or operations.

b)     The Company and its subsidiary companies have operating lease commitments, with varying terms, requiring approximate annual payments as follows:  2005: $8.9 million; 2006: $6.8 million; 2007: $5.3 million; 2008: $3.3 million; 2009: $2.7 million ; 2010 and beyond: $6.1 million.  Rental expense on operating leases were as follows:  2004:  $13.6 million;  2003: $10.1 million and 2002: $9.8 million.

c)     The Company is incurring site cleanup and restoration costs related to properties held for resale.  Remedial actions are currently underway at several sites.  The estimated costs of these cleanups have been provided for based on management's best estimates.  Additional costs may be incurred at these or other sites, as site cleanup and restoration progress, but the amounts cannot be quantified at this time.

d)     The Company has also entered into other agreements that provide indemnifications to counterparties in certain transactions including underwriting agreements.  These indemnifications generally require the Company to indemnify the counterparties for costs incurred as a result of losses from litigation that may be suffered by counterparties arising from those transactions.  The Company does not expect to make a payment on these indemnifications and accordingly no liability has been accrued.

15.     United States Generally Accepted Accounting Principles

The following table represents the material differences between Canadian and U.S. Generally Accepted Accounting Principles (GAAP):

($000)	2004	2003	2002

Net earnings for the year under Canadian GAAP	$ 177,846	$ 18,499	$ 29,236
Amortization of transitional obligation -- pensions	(561)	(561)	(561)
Goodwill impairment - transitional loss	-	-	(15,123)

Net earnings -- U.S. GAAP	177,285	17,938	13,552
Other comprehensive income items:
Change in currency translation adjustment	(6,705)	7,074	425
Tax effect of change in currency translation adjustment	1,843	(6,165)	(353)
Fair value of derivatives, net of tax	(5,196)	-	-
Unrealized gain in available for sale securities	(262)	262	-
Minimum pension liability, net of tax	(599)	1,395	1,762

Comprehensive earnings -- U.S. GAAP	$ 166,366	$ 20,504	$ 15,386

Opening retained earnings and comprehensive earnings
-- U.S. GAAP	$ 108,899	$ 102,250	$ 95,580
Dividends on common shares	(25,004)	(11,605)	(6,466)
Dividends on preferred shares	(611)	(2,250)	(2,250)
Comprehensive earnings -- U.S. GAAP	166,366	20,504	15,386

Closing retained earnings and comprehensive earnings
-- U.S. GAAP	$ 249,650	$ 108,899	$ 102,250

Basic earnings per common share -- U.S. GAAP
-- continuing operations	$ 3.69	$ 0.41	$ 0.30

Fully diluted earnings per common share -- U.S. GAAP
-- continuing operations	$ 3.61	$ 0.39	$ 0.29

Basic earnings per common share -- U.S. GAAP	$ 3.63	$ 0.39	$ 0.30

Fully diluted earnings per common share -- U.S. GAAP	$ 3.55	$ 0.37	$ 0.29

a)     Statement of Financial Accounting Standards No. 87, Employer's Accounting for Pensions, requires that the transitional obligation be amortized over the expected average service lives of the employee group rather than charged to retained earnings immediately as allowed under the Canadian standards.  In addition, the U.S. standard requires the recognition of an additional minimum pension liability.  Three of the Company's plans and one executive arrangement have a minimum liability, which has been charged to other comprehensive income under U.S. GAAP.

b)      In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets.  The effect of adopting these standards is not materially different from the adoption of the Canadian standards (see Note 2) except that the transitional impairment loss is charged to earnings as a cumulative effect of a change in accounting principle under U.S. GAAP.

c)     Other cumulative comprehensive income also includes changes in the cumulative translation account which represents a reduction in the Company's shareholders' equity and represents unrealized translation adjustments, which arise on the translation to Canadian dollars of U.S. denominated assets and liabilities.  The Company has designated certain U.S. denominated debt as a hedge of its net investment in these U.S. subsidiaries (see Note 11).  The change in the cumulative exchange account relating to debt designated as a hedge of the Company's net investment in its foreign subsidiaries is a gain of $14.1 million in 2004 (2003 gain: $25.1 million: 2002 gain: $1.1 million).

In addition, the Company has entered into fixed for fixed cross currency swaps in order to hedge its foreign exchange risk on its U.S. denominated debt.  U.S. GAAP requires that the change in fair value of these swaps that is not attributable to the change in exchange rates be recorded through other comprehensive income.  As at December 31, 2004, this fair value was $8.0 million net of tax of $2.8 million.

d)      As at December 31, 2003, the Company had certain available-for-sale securities that are recorded at the lower of cost or market for Canadian accounting standards and marked to market through other comprehensive income in the amount of $262,000, net of tax of $141,000 as required by U.S. standards.  These securities were sold in 2004.

e)      In January 2003, FASB issued FIN 46, Consolidation of Variable Interest Entities.  The Company adopted this standard in fiscal 2004.  The adoption of this standard did not have a material affect on the Company's results of operation, financial position or cash flows.

f)      During 2003, the Company adopted SFAS 143, Accounting for Asset Retirement Obligations, SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, SFAS 148, Accounting for Stock-based Compensation, Transition and Disclosure and EITF 02-16 Accounting by a Customer for Certain Consideration Received from a Vendor.  The implementation of these standards did not differ materially from the corresponding Canadian standards except that the Company adopted the Canadian Asset Retirement Obligation standard January 1, 2004.

g)     During 2002, FASB issued SFAS 145, Rescission of FASB statements No. 4, 44 and 64 and FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, which did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.  Also, during 2002, FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities.  The Company implemented this standard for transactions entered into subsequent to December 31, 2002.

h)     As at December 31, 2004, shareholders' equity under U.S. GAAP was $453,186,000 (2003:  $257,072,000).